

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2016

Via Email
Seong-wook Kim
Consul
Korean Consulate General
335 East 45th Street
New York, New York 10017

Re: The Republic of Korea
        Registration Statement under Schedule B
        Filed November 21, 2016
        File No. 333-214726

Dear Mr. Kim:

        We have limited our review of your registration statement to the issue we have addressed in our comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

The Republic of Korea, page 3

1.   Please revise your disclosure to include a discussion of recent political events related to President Park Geun-hye and any material effect these events have had or are expected to have on the Republic of Korea's public finances or economy generally.

Closing Comment

        We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3258 if you have questions regarding comments.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Kyusam Jung
Deputy Director, Ministry of Strategy and Finance
Republic of Korea

Soo K. Chung
Cleary Gottlieb Steen & Hamilton LLP